SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

                        Under Section 12(b) or (g) or the
                         Securities Exchange Act of 1934


                             Columbia Capital Corp.
             (Exact Name of Registrant as Specified in its Charter)

        Delaware                                                  11-3210792
(State of Incorporation)                                     (I.R.S. Employer
                                                             Identification No.)

3020 N. W. 33rd Ave., Ft. Lauderdale, Fla.                        33311
(Address of Executive Offices)                                  (Zip Code)

                  Registrant's Telephone Number (915) 674-3100

           Securities to be registered under Section 12(b) of the Act:

    Common Stock, Par Value $.001 Per Share - NASD Electronic Bulletin Board
                           (Title of Class) (Exchange)

                       Blank Check Preferred Stock - NONE


      Securities Registered to be registered under Section 12(g)of the Act:

                         TABLE OF CONTENTS

                                                                      PAGE

PART I                                                                  3

         ITEM 1.  Description of Business                               3
         ITEM 2.  Management's Discussion and Analysis
                  or Plan of Operation                                 12
         ITEM 3.  Description of Property                              14
         ITEM 4.  Security Ownership of Certain
                  Beneficial Owners and Management                     14
         ITEM 5.  Directors, Executive Officers,
                  Promoters and Control Persons                        16
         ITEM 6.  Executive Compensation                               17
         ITEM 7.  Certain Relationships and Related Transactions       17
         ITEM 8.  Description of Securities                            18

PART II                                                                20

         ITEM 1.  Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters          20
         ITEM 2.  Legal Proceedings                                    22
         ITEM 3.  Changes in and Disagreements with Accountants        22
         ITEM 4.  Recent Sales of Unregistered Securities              22
         ITEM 5.  Indemnification of Directors and Officers            23

PART F/S                                                               23

                                 PART I

ITEM 1.  Description of Business


The Company's Organization and Purpose

         The Company was organized under the laws of the State of Delaware on February 5, 1993, for the purpose of creating a vehicle to obtain capital and to seek out, investigate and acquire interests in products and businesses with the potential for profit. In connection with its organization, the Company issued an aggregate of 2,175,000 shares of restricted common stock to its original officers and directors for $12,500. In 1993, the Company completed a private offering of 325,000 shares of common stock at an offering price of $.20 per share, from which the Company realized gross proceeds of $65,000. The offering was conducted pursuant to an exemption from the registration requirements of the Securities Act of 1933 provided by Regulation D promulgated thereunder.

         At inception, the Company's business plan was to seek investments and to form wholly-owned subsidiaries and distribute their securities to the Company's shareholders in an attempt to diversify the potential acquisitions which could be made on behalf of the Company's shareholders. The Company subsequently abandoned its efforts to form subsidiary corporations and/or to spin-off the stock of such subsidiaries to its shareholders.

         The  Company,   on  September  23,  1997,  acquired  FICI  through  the
acquisition of all the issued and outstanding common stock of FICI.


The Acquisition

         The  Company  acquired  FICI,  (the  "Acquisition")  as a  wholly-owned
subsidiary   through  the  issuance  of  shares  of  its  common  stock  to  the shareholders of FICI in a stock for stock, tax free exchange.

         FICI provides financial data processing, document management and related services in the credit card industry. See "Business".


Reverse Stock Split

         As a negotiated term of the Acquisition the board of directors has approved and shareholders owning in excess of a majority of the Company's outstanding common stock consented to a reverse split of the issued and outstanding shares of the Company's common stock on a 1 for 2 basis, so that shareholders received one share of the Company's $.001 par value common stock (hereinafter the "Consolidated common stock") for each two shares of common stock held by them. No fractional shares were issued in connection with the reverse split and any fractional interests were rounded up to the next whole share. Mr. Lynn Dixon, a shareholder of the Company agreed to contribute sufficient shares to the Company to offset whole shares issued in lieu of fractional shares.

         In connection with the Columbia Reverse Split the 2,500,000 shares of common stock were converted to 1,250,000 shares of Consolidated common stock. The Columbia Reverse Split did not result in any modification of the rights of shareholders and had no effect on the shareholders' equity in the Company except for a transfer of $1,250 from stated capital to paid-in capital.

         The Columbia Reverse Split increased the number of authorized and unissued shares of the Company's common stock available for future issuances. The Company originally had issued 2,500,000 shares of its 50,000,000 shares of authorized common stock. Upon completion of the Columbia Reverse Split and the acquisition, the Company had 12,500,000 shares of common stock issued and outstanding. The board of directors have the authority to issue all or any portion of the remaining authorized shares of common stock and 5,000,000 shares of preferred stock for such purposes as it determines to be in the best interest of the Company without the need for shareholder approval.

         The Columbia Reverse Split was a negotiated term of the Acquisition taking into account the percentages of ownership various groups would have after the Acquisition, potential stock trading prices and the overall number of shares to be outstanding.

         The Columbia Reverse Split decreased the number of shares of Columbia common stock outstanding as of September 1, 1997, but did not reflect in the trading of the shares until the effective date of the split, which was September 23, 1997.


Terms of the Acquisition

         Subject to the satisfaction of certain conditions (except to the extent waived by the benefitted party), the following matters, along with other related matters, where effectuated as part of the Acquisition and at the closing of said Acquisition (the "Closing"). FICI was acquired as a wholly-owned subsidiary by the Company (the "Parent Corporation") and in connection therewith the current equity owners of FICI (the "FICI Stockholders") received shares of common stock of the Company in exchange for their interest in FICI as described below. The persons then serving as management of FICI, for the most part, became management of the Parent Corporation. At the Closing, (a) the 1,250,000 shares of the Company's common stock previously outstanding at the Closing (as adjusted for the Columbia Reverse Split) remained outstanding as shares of the Parent Corporation; and (b) the Company issued 11,250,000 shares of its common stock to FICI stockholders pursuant to the terms of the Acquisition Agreement. All references to "Columbia" or the "Company" after the Closing have been deemed to refer to the Company and FICI on a consolidated basis.

         Upon completion of the Acquisition, the Company had the following shares of common stock outstanding:


Class of Shareholder           Shares of Common Stock                 Percentage
--------------------           ----------------------                 ----------
FICI Stockholders                   11,250,000                             90%

Existing Columbia Shareholders       1,250,000                             10%
                                    ----------                            ----

Total                               12,500,000                            100%
                                    ----------                            ----

         The Company's common stock issued in the Acquisition to the FICI stockholders were "restricted securities" as defined in Rule 144 under the Securities Act of 1933 (the "Act"). An appropriate legend was placed on the certificates representing such securities, and stop transfer orders were placed against them.

Purpose of the Acquisition

         The Acquisition was pursued by management of the Company because management believed that the acquisition of FICI is consistent with the business plan of the Company. Further, management of the Company believes the interest in FICI that the Company received upon consummation of the Acquisition and the potential future success of FICI will enhance the value of the Company and the share holdings of the Company's shareholders. The Acquisition was designed to provide FICI with a public market for its stock for the future benefit of its current stockholders, may enable FICI to more effectively compensate its employees with stock or options to purchase stock and may enhance FICI's ability to seek future funding of its operations.


Effective Date

         The Acquisition became effective September 23, 1997.


Conditions to the Acquisition

         The obligations of the Company, FICI and the FICI stockholders to consummate the Acquisition were subject to certain conditions, including the following:

                  (a) The execution of a definitive Acquisition Agreement by the Company, FICI and the FICI stockholders.

                  (b) The representations and warranties made by or on behalf of each of the parties in the Acquisition Agreement or in any certificate or document delivered by a party pursuant to the provisions of the Acquisition Agreement shall be true in all material respects at and as of the Closing as though such representations and warranties were made at and as of such time.

                  (c.) The parties shall each have performed and complied with all covenants, agreements and conditions required by the Acquisition Agreement to be performed or complied with prior to or at the Closing.

                  (d) The present board of directors of the Company shall cause the appointment of all FICI nominees to the board of directors of the Company as directed by FICI and shall have arranged for the resignation of the existing sole officer and director of the Company.

                  (e) All instruments and documents delivered to a party pursuant to the provisions of the Acquisition Agreement shall be reasonably satisfactory to counsel for the other parties.

                  (f) The FICI stockholders shall each deliver to the Company a letter commonly known as an "investment letter" acknowledging that the shares of Company common stock being issued in exchange for the FICI stock are being acquired for investment purposes.

Representations and Warranties

         The Company and FICI have made certain representations and warranties to each other with respect to, among other things, the organization and good standing of each of the Company and FICI, authorization of the Acquisition Agreement, capitalization, stock ownership, validity and legality of stock, ownership of assets, contractual and other commitments, liabilities, financial statements, absence of material adverse changes, disclosure of material facts, availability of certain documents and records, accuracy of certain documents, and legal and other proceedings. Each party verified the accuracy of these representations up through the Closing of the Acquisition.

Expenses

         All of the Company's expenses relating to the Acquisition in excess of cash in the Company at the time of Closing was paid by shareholders of the Company as a contribution to the capital of the Company.


Accounting Treatment

The acquisition gave Mr. Gallant and Mr. Baetz, having a controlling interest in FICI, a controlling interest in the Company. Therefore, the acquisition has been accounted for in a manner similar to a pooling of interest.

Regulatory Approval

         No specific federal or state regulatory approvals were obtained by the Company in order to consummate the Acquisition other than general compliance with applicable corporation law and state and federal securities laws.


Termination

         At any time prior to the consummation of the Acquisition, notwithstanding the execution and delivery of the Acquisition Agreement and the approval of the Acquisition Agreement by the stockholders of either or both of the Company and FICI, the Acquisition Agreement could be terminated and the Acquisition abandoned by the mutual consent of the management of the Company and FICI. There was no reason(s) presented for the abandonment of the Acquisition.


Lack of Change of Corporate Name

         The Company retained its current name and continues business with the name Columbia Capital Corp.

Directors

Glenn M. Gallant, Douglas R. Baetz, Kenneth A. Klotz, Olan Beard and Charles LaMontagne, were elected to serve as the directors of the Company upon completion of the Acquisition. See "Management".

Rights of Dissenting Stockholders

         Shareholders of the Company were not entitled to dissenters rights with respect to the Acquisition.

Vote Required and Obtained

         The holders of a majority of the shares of the outstanding common stock approved the Acquisition and the terms and conditions by written shareholder consent. Accordingly, sufficient shareholder approval was received and no further approval was sought.

Business Strategy

         The objective of First Independent Computers, Inc. ("First Independent") is to develop a multi-faceted information service organization dedicated to the provision of financial data processing, document management, electronic commerce services and customer service.

         First Independent seeks to serve as the essential link between consumers, merchants and financial institutions, concentrating particularly on
(1) the fulfillment of a niche market consisting of small to medium-sized accounts that have not achieved adequate economy of scale to operate their own in-house programs and systems and (2) seeking strategic alliances with appropriate service companies whose advantage depends upon successful data management.


History and Background

         First Independent was acquired in May 1997 by Glenn Gallant and Douglas Baetz from Security Shares, Inc., of Abilene, Texas. As an operating organization, First Independent was started in 1968 as Data Processing Center, Inc., owned by First State Bank of Abilene and began its operation processing the financial records for several Abilene banks.

         First Independent has been actively involved in the development of the data processing industry since the practical beginning of electronic data management in the 1960's, and in the actual testing and research of leading software products.

         This fundamental experience is set against the backdrop of the banking service and finance industry, which allowed for the development of a unique and well-rounded operational methodology for First Independent.

         Focusing on software servicing the financial sector, in the early 1970's, Data Processing Center formed an alliance with Florida Software, a leader in banking services software and served as a beta site for the development and eventual implementation of their flagship software product by the same name.

         After affiliated personnel of Florida Software created Kirchman Corporation in 1975, Data Processing Center established a relationship with Kirchman and implemented the use of Florida Software, a bank transaction processing package.

         In 1980, principals of Kirchman and First Independent saw the need for credit card processing software to facilitate the increasing trend of consumer credit card transactions. In response to this need they created Credit Card Software Technologies, Inc. (CCS) and developed CardPac(R) in 1982, and Data Processing Center served as the beta site and development partner for this product which became an industry leader in credit card processing software. In 1984, First State Bank spun off Data Processing Center, Inc., to create First Independent Computers, Inc.

         In 1987, a majority interest in First Independent was purchased by CCS in an effort to develop a service bureau subsidiary and operational processing arm for the leader in credit card processing software.

         In late 1988, Affiliated Computer Systems, Inc., (ACS) of Dallas, Texas acquired First Independent and placed several regional banks into the processing roster of First Independent, exposing the company to a variety of banking philosophies and processing technologies.

         Amid difficulty associated with their aggressive expansion plans, ACS sold off some of their holdings, allowing a group of investors from Abilene to purchase First Independent, including its contracts and obligations in 1992.

         In 1994 the investors, also directors and owners of Security State Bank through their holding company Security Shares, received approval from the Federal Reserve to merge First Independent into the Security Shares structure as a subsidiary. This action strengthened the mutual customer-client bond that was existing by virtue of the service of Security State Bank as First Independent's VISA credit card settlement bank and the service of First Independent as Security State Bank's transaction data processor.

         Also in 1994, Mr. Kenneth Klotz and a new executive team were brought in to manage the Company and have played an integral role in focusing the direction of the company on the credit card component of the business. In line with this new vision of growth, First Independent participated in a joint project with CCS and its development company PaySYS International, Inc., to create VisionPLUS Card Services.

         VisionPLUS was introduced in 1996 and is the next generation total solution credit card processing software that replaces CardPac(R).

         First Independent has maintained an aggressive policy of hardware upgrade and acquisition in order to facilitate the efficient processing required by the expansion of the credit card business and to create a solid foundation for the growth of the company. This includes the installation of all the equipment necessary to the operation of a full-service credit card transaction processing company.


Business Units

         First Independent is comprised of three primary businesses, some of which draw on similar support functions within the operation of First
Independent: (1) credit card service support and transaction processing, (2) banking/financial services and data processing, and (3) document management and distribution services.

Credit Card Services

         The Credit Card Services component of First Independent is focused on the delivery of full-ranged solutions to the needs of credit card issuers. Concentrating on the creation of a product that is designed to be efficient and responsive, but also custom-fitted to the particular needs of the issuer, First Independent believes that it enjoys an advantage over the bulk of the other credit card processing companies in the industry. The general focus of most other companies is on the service of large high-volume accounts. While this market focus has its definite advantages, the effect on the typical card issuer account is to be treated with a substantial degree of anonymity and inflexibility.

         However, the small and medium-sized card issuers account for nearly 30% of the nearly 250 million accounts today, which collectively comprise the credit card industry in the United States. With its personalized and customer-service oriented approach, First Independent intends to aggressively approach this market and expects to earn a substantial number of new customers and customer conversions in this growing industry. Additionally, First Independent places priority on providing continuing satisfaction to its existing accounts.

Banking/Financial Services and Data Processing

         The Banking/Financial Services and Data Processing component of First Independent is equipped and experienced to perform the "back room" operations of banks, thrifts, credit unions, insurance companies, merchants, utilities, government agencies and others.

         First Independent is suited to tasks including:

            -   Database creation and maintenance
            -   DDA (Demand Deposit Account) Processing
            -   General ledger creation and maintenance
            -   Item processing and sorting
            -   Consolidation of data to create statements


Document Management and Distribution Services

         The Document Management and Distribution Services unit of First Independent will utilize the latest generation of digital document technology with the acquisition of its imaging item sorters and COLD (Computer Output to Laser Disks) product laser storage units. This is designed to enable First Independent to process inbound paper items by computer at rates and volumes impossible using mechanical methods.

         Besides the advantage of processing efficiency over traditional analog file storage, the use of COLD storage and retrieval methodologies will have tremendous application for customer service operations. Through First Independent, client's Customer Service Representatives will be able not only to inspect customer statements by line item of data, but will be able to retrieve, view and reference digitized images of original documents on a real-time basis. For added customer services, these items may then be reprinted or faxed on demand. The need for manpower support is, consequently, greatly reduced while increasing the productivity of customer service personnel. First Independent maintains and operates a Pitney Bowes System 8000 mail processing center which streamlines and automates most of the time-intensive steps required to send out mail in great volume. This system is useful in producing and implementing direct marketing campaigns and statement distribution.

         In document distribution, the slowest link in the process defines the speed and efficiency of the entire system. Often, this is the cumbersome weighing and metering process. Using its System 8000, First Independent is able to process 240 items per minute of uniform mail or 90 items per minute of unsorted items of various sized and weights, all the while automatically capturing the maximum available postal discounts for all items. In terms of raw processing power the System 8000 sorting, inserting, collation and sealing operation can deliver over 350 items per minute to the metering unit.


Current Business

         First Independent as of September 30, 1997, processed approximately 100,000 credit card accounts, including financial data processing and customer service. First Independent, under its new ownership, intends to bring its fees in line with industry standard of approximately $2.00 per account per month for financial data processing and $3.00 per account per month for customer service.

         Additionally, First Independent is doing full "back room" processing for three banks, including DDA (Demand Deposit Account) maintenance; general ledger maintenance; and statement consolidation, production and distribution.

Future Development

Mr. Glenn Gallant and Mr. Douglas Baetz have existing business relationships and affiliations involving entities (collectively referred to as "The Belair Group") with which First Independent may have future dealings.

         The Belair Group owns several businesses in and relating to the credit card industry. The Belair Group has stated to the Company that these businesses do not compete with the current business of First Independent. The Belair Group has stated their intent to examine the feasibility of consolidating its credit card customer service companies, Berwyn Holdings and Bank Card Center into the First Independent corporate organizational structure. It is anticipated that this action would enhance the effective functionality and base of experience for First Independent. Additionally, the Belair Group believes that this consolidation would lay a foundation for the creation of a full-service integrated data processing and servicing organization which may, more fully, reap the benefits of opportunities presented in the financial data processing market. Any of such acquisitions, if consummated, would be completed on terms based on a fairness opinion from an independent investment banker.

         Through their affiliate, Century Financial Group, the Belair Group has been able to refer up to an additional 300,000 existing accounts to the First Independent data processing and customer service customer base. Current activity with Century is generating approximately 4,000 new accounts weekly, which are also being referred to First Independent. These existing accounts were being processed by a large independent firm.

Competition

         The industry in which First Independent's businesses operate is highly competitive, with features and capabilities, quality of service, price, reputation and, in some cases convenience to the client being the principal competitive elements. First Independent's ability to compete effectively may also depend on available capital.

Many of First Independent's competitors have access to significant capital and management resources. First Independent is not aware of any competitor which provides the same range of services; however, the industry is highly fragmented and First Independent faces significant competitors in each of its businesses. First Independent's payment instruments and consumer funds transfer services, shareholder services, cable services and facilities management activities require the Company to compete with established competitors. In addition, First Independent competes with businesses that internally perform data processing or other services offered by First Independent.


Regulation

         Various aspects of First Independent's businesses are subject to federal and state regulation which, depending on the nature of any noncompliance, may result in the suspension or revocation of any license or registration at issue, as well as the imposition of civil fines and criminal penalties. In particular, many states license issuers of payment instruments and providers of consumer funds transfer services and require, among other things, that proceeds from the sales of such instruments and services be invested in high-quality marketable securities pending encashment. Such licensing laws may also cover matters such as regulatory approval of agent locations and the filing of periodic reports by the licensee. To date, First Independent has experienced no material difficulties in complying with the various laws and regulations affecting its businesses.


Employees

         At September 30, 1997, First Independent employed approximately sixty-six full-time employees and thirteen part-time employees. These employees are not represented by any labor organization. First Independent believes its relations with its employees generally to be good.

Dependence on Key Personnel

         FICI is dependent upon the management and leadership  skills of Kenneth
A. Klotz and the other members of its management team. No member of management of First Independent currently has an employment agreement with FICI. There is intense competition for qualified personnel in the industry relating to FICI's business, and the loss of key personnel or an inability to attract, retain and motivate key personnel could adversely affect the Company's business. There is no assurance that FICI will be able to retain its existing management personnel or to attract additional qualified personnel.


Office Facilities

         First Independent maintains offices at 3020 NW 33rd Avenue, Fort Lauderdale, Florida 33311, (954) 453-6573, where First Independent is provided 2,500 square feet of office space by its present shareholders at an annual cost of $47,500 to First Independent. First Independent also leases 52,248 square feet of office space located at 1157 North 5th, Abilene, Texas 79601. This space is leased from Security Shares, Inc., at an approximate cost of $32,500 per month.

ITEM 2.  Management's Discussion and Analysis or Plan of Operation

         Columbia Capital Corp. (Columbia) and its wholly owned subsidiary, First Independent Computers, Inc., (FICI), have been through many changes during 1997. The major change for Columbia during the year was the majority acquisition by Doug Baetz and Glenn Gallant during August 1997. Although Columbia was a public concern before this ownership change, the company had no ongoing operations. It was basically a shell waiting for an occupant. This occupant became FICI which was reverse merged into Columbia on September 23, 1997. (See "Description of Business")

         Prior to the acquisition, FICI encountered many significant events during 1997. FICI began the year owned by the Bank Holding Company, Security Shares, Inc., of Abilene, Texas. FICI was profitable during the early months of 1997 and in fact was profitable for 22 months beginning in October 1995. On May 1, 1997, FICI was purchased by Doug Baetz and Glenn Gallant. Each had a fifty percent individual ownership position in the Company. Their idea was to have FICI process the credit card portfolios they owned of approximately 300,000 accounts and growing. After the Baetz/Gallant purchase of FICI, a conversion plan was put in place to convert their credit card portfolios to the FICI system on October 25, 1997.

     The conversion of the majority shareholders' portfolio would be a significant event in the corporate life of FICI. These portfolios represented approximately $500,000 per month in revenue to FICI. In the first six months of 1997 FICI averaged $150,000 in credit card revenue and $337,000 in overall revenues. But the conversion of the majority shareholders' portfolios took on even more significance beginning in July 1997, because FICI lost a major credit card portfolio on June 30, 1997. The loss was due to the sale of the portfolio by its owner to another group who owned their own processing entity. FICI's processing contract expired on June 30, 1997 and the portfolio was moved. The loss of the portfolio represented $100,000 a month in revenue to FICI or a reduction in total revenues of 30%. This event caused FICI to lose money in July after 22 months of profitability.

     The management of FICI knew the Company was headed in the right direction, even during the dark months of the third quarter when FICI lost over $500,000. In fact part of this loss was caused by increased expenses due to the build up for the October 25th conversion of the majority shareholders' portfolio. This conversion would make Columbia/FICI immediately profitable. The challenge to management was to bridge the gap from July through October from a liquidity standpoint. This was accomplished again through the support of our majority shareholders'. They arranged a $2,000,000 working line of credit for FICI through Century Financial Group. This line which FICI had borrowed $1,400,000 against through October 31, 1997 provided the liquidity to get FICI through the loss months.

     As of September 30, 1997, Columbia Capital Corp consolidated financial statements show a loss of $261,033 for the month of September and a loss of $544,320 for the year. The month of September operating loss was nearly doubled by a one time brokerage fee of $153,975. This fee is attributable to the merger of FICI into Columbia. The September 30, 1997 financial statements are presented in the exhibits. Subsequent to September, with the October 25th owner's portfolio conversion and associated revenues, the loss for the month of October was reduced to $37,060 and the month of November was profitable.

         Comparative numbers for past years are not reported for Columbia because of the May 1, 1997 purchase of FICI. This purchase and subsequent merger of FICI into Columbia, triggered the restatement of FICI's balance sheet at May 1 for purchase accounting. This means that all assets and liabilities of the company were restated as of May 1 at their fair market value. The difference in this fair market value versus the amount paid for the Company became goodwill. After valuation the $1,600,000 paid for the Company resulted in the recording of $973,924 in goodwill. Total restated assets were $2,174,670 as of May 1, 1997. The goodwill is set to be amortized over 40 years. This represents an expense to the Company from goodwill amortization of $2,029 monthly and $24,348 annually.

         Looking forward it is management's belief that 1998 and beyond will be great years for Columbia. Based on the current processing volume, revenue for 1998 should be a minimum of twelve million dollars. This does not include several prospective credit card customers which could enhance revenue even more. The bulk of the revenue generation is in the credit card processing arm of Columbia operations. Management believes that the current volume of 400,000 credit card accounts processed could reach 1,000,000 accounts by year end 1998. With the recent computer processing capacity upgrade from 14 million instructions per second to 35 million instructions per second the organization is well set for processing the increased volume during the upcoming year.

         Management is also looking to aggressively grow the bank processing business. To facilitate this bank processing growth, a new banking software system will be installed in 1998. Once this software is installed, bank processing services will be aggressively marketed by the Company. Management feels an extra opportunity to bring in bank processing customers exists by providing a solution to the year 2000 problem. FICI's new banking software will be fully year 2000 compliant and therefore a solution for bank's facing this processing crisis.

         The question can be asked, why is management confident of future earnings for the Company? The answer lies not only in the revenue increases mentioned above but also in the Company's expense base for the future. The management of FICI retooled the Company over the last three years to meet future volume demands. In doing so, approximately three million dollars has been committed through purchases and operating leases for processing equipment to position FICI to take advantage of increased processing volume opportunities. Now, the expense base has been set where the increased processing volume adds incrementally to the bottom line. For every increased dollar of revenue only twenty to thirty cents of incremental expenses will be needed. Therefore, profitability is enhanced dramatically. This has become obvious with our month of November 1997 profitability. Also included in our current expense base are approximately 80 employees up from 30 three years ago. FICI now occupies 52,000 square feet of the Security State Bank building in downtown Abilene, Texas.

         With this filing, Columbia is registering to become an active and reporting company to the Securities Exchange Commission. This being the original time to file, reporting financial statements as of September 30, 1997, and as a newly active public company, there is no comparable previous years data available for presentation. It is managements opinion that this entity based on the current operating results and future processing opportunities, is well situated to be profitable during 1998 and beyond.

ITEM 3.  Description of Property

         First Independent maintains offices at 3020 NW 33rd Avenue, Fort Lauderdale, Florida 33311, (954) 453-6573, where First Independent is provided 2,500 square feet of office space by its present shareholders at an annual cost of $47,500 to First Independent. First Independent also leases 52,248 square feet of office space located at 1157 North 5th, Abilene, Texas 79601, (915) 674-3100. This space is leased from Security Shares, Inc., at an approximate cost of $32,500 per month.


ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

         The Company presently has two classes of capital stock authorized, namely: 50,000,000 shares of $.001 par value common stock, and 5,000,000 shares of $.001 par value preferred stock. There are no shares of preferred stock outstanding. There were 2,500,000 shares of common stock issued and outstanding as of September 1, 1997, which became 1,250,000 shares after giving effect to Columbia Reverse Split.

         The following table sets forth certain information, as of September 1, 1997, both before and after giving effect to the consummation of the Acquisition of FICI by the Company, in each case giving effect to the Columbia Reverse Split, with respect to the beneficial ownership of the Company's common stock by each director of the Company, by each beneficial owner of more than five percent (5%) or more of the Company's outstanding common stock by, all current directors of the Company as a group:

                 Beneficial Ownership     Beneficial Ownership of
                 Common Stock as of       Common Stock After
                 September 1, 1997 (1)    Acquisition (2)
                 ------------------       ---------------
Name of            Shares     % of        Shares    % of     Current Positions
Beneficial Owner    Owned     Class       Owned     Class     With the Company
----------------   ------     -----       -----     -----     ----------------

Lynn Dixon       1,050,000(4)   84%         --        --

Douglas R. Baetz     --         --      5,315,625    42.5%  Officer and Director

Glenn M. Gallant     --         --      5,325,625    42.6%  Officer and Director

Olan Beard           --         --          --        --    Officer and Director

Kenneth A. Klotz     --         --          --        --    Officer and Director

Charles LaMontagne   --         --          --        --    Officer and Director

All Directors as 1,050,000      84%    10,641,250    85.1%
a group (1 person;                     ----------    ----
5 persons as adjusted)

         (1) These numbers give effect to the Columbia Reverse Split and are therefore based on an aggregate of the 1,250,000 shares of the Company's common stock outstanding without giving effect to the other transactions completed in the Acquisition.

         (2) Based on an aggregate 12,500,000 shares of the Company's common stock outstanding, giving effect to the Acquisition and related transactions.

         (3) This number includes shares held of record by a private corporation owned and controlled by Mr. Dixon and which are deemed to be beneficially owned by Mr. Dixon. It was the intent of Mr. Dixon to sell a significant portion of these shares subsequent to Closing to persons not expected to be affiliated with the Company or FICI. However, Mr. Dixon has not entered any written agreement in this regard.

         (4) After the Acquisition, approximately 1,250,000 of the 12,500,000 outstanding shares held by the previous shareholders of the Company were free trading shares or shares eligible for sale under Rule 144. The shares issued to the FICI stockholders were "restricted securities" as that term is defined in Rule 144 promulgated under the Act. In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities shares for at least one year, including persons who may be deemed "affiliates" of the Company, as that term is defined under the Act, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person who has not been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned his shares for at least one year, would be entitled under Rule 144 to sell such shares without regard to any volume limitations under Rule 144.

                  The sale, or availability for sale, of substantial amounts of common stock could adversely affect the market price of the common stock and could impair the Company's ability to raise additional capital through the sale of its equity securities or debt financing. The future availability of Rule 144 to the holders of restricted securities of the Company would be conditioned on, among other factors, the availability of certain public information concerning the Company.

ITEM 5.  Directors, Executive Officers, Promoters and Control Persons

         The following table sets forth the persons elected as the directors and executive officers of the Company at Closing. Directors are elected for a period of one year and thereafter serve until the next annual meeting at which their successors are duly elected by the stockholders. Officers and other employees serve at the will of the board of directors.

Name                                Age         Positions

Glenn M. Gallant                    43          Secretary, Chairman and Director

Douglas R. Baetz                    46          Director

Kenneth A. Klotz                    52          President and Director

Charles LaMontagne                  44          Treasurer and Director

Olan Beard                          43          Vice President and Director


A brief business resume' for each of these persons is set forth below:

Glenn M. Gallant. Mr. Gallant, along with Mr. Douglas Baetz purchased First Independent Computers, Inc. on May 1, 1997. Mr. Gallant is a financier with years of experience in development and management in a wide range of industries. Together with Douglas Baetz, Mr. Gallant owns and supervises the management of New SeaEscape Cruises, Inc., a cruise line operating from South Florida and TravelMax International, Inc., a publicly-held sales organization that markets various travel products. In addition, Mr. Gallant owns and supervises the operations for Berwyn Holdings, Inc., a credit card service company and Century Financial Group, a credit card issuing company.

Douglas R. Baetz. Mr. Baetz is a financier with years of experience in development and management in a wide range of industries. Together with Glenn Gallant, Mr. Baetz owns and supervises the management of New SeaEscape Cruises, Inc., a cruise line operation from South Florida and TravelMax International, Inc., a publicly-held sales organization that markets travel products. In addition, Mr. Baetz owns and supervises the operations for Berwyn Holdings, Inc., a credit card service company and Century Financial Group, a credit card issuing company.

Kenneth A. Klotz. Mr. Klotz joined First Independent Computers, Inc. in 1994 as President and Chief Executive Officer. Prior to that, Mr. Klotz had worked extensively in the computer data processing industry for over thirty years, generally focusing on the management of information systems using mainframe computer equipment. Mr. Klotz has served in key executive roles for the last fourteen years.

Charles LaMontagne. Mr. LaMontagne joined First Independent Computers, Inc. in 1994 as Senior Vice President of Banking Services and Chief Financial Officer. Prior to that, Mr. LaMontagne worked in a variety of Texas banks and refining companies for over nineteen years, generally focusing on controller responsibilities. Mr. LaMontagne has extensive experience in a wide array of issues pertaining to financial control and budgeting.

Olan Beard. Mr. Beard joined First Independent Computers, Inc. in 1994 as Senior Vice President of Credit Card Services and Chief Operations Officer. Prior to that, Mr. Beard worked in a variety of Texas banks for over twenty years, gradually ascending the line of command, and serving in key executive positions for the past sixteen years. Mr. Beard has extensive experience in operations generally and in credit card operations particularly.

ITEM 6.  Executive Compensation

         The present cash compensation paid by the Company to members of management is as follows:

Name and                                             Other Annual
Principal Position      Year   Salary($)  Bonus($)   Compensation   SAR's Etc(1)
------------------      ----   --------   -------    ------------   -----------
Kenneth A. Klotz        1997    $86,400     $0           $2,400           $0
President & Director

Charles LaMontagne      1997    $65,000     $0           $2,400           $0
Treasurer & Director

Olan Beard              1997    $65,000     $0           $2,400           $0
Vice President & Director

         (1) Stock Option Plan - The Company intends to adopt an incentive stock option plan in the future in order to be able to attract, retain, and compensate qualified employees, consultants and other persons.


ITEM 7.  Certain Relationships and Related Transactions

Mr. Glenn Gallant and Mr. Douglas Baetz have existing business relationships and affiliations involving entities (collectively referred to as "The Belair Group") with which First Independent has current dealings.

         The Belair Group owns several businesses in and relating to the credit card industry. The Belair Group has stated to the Company that these businesses do not compete with the current business of First Independent. The Belair Group has stated their intent to examine the feasibility of consolidating its credit card customer service companies, Berwyn Holdings and BankCard Center into the First Independent corporate organizational structure. It is anticipated that this action would enhance the effective functionality and base of experience for First Independent. Additionally, the Belair Group believes that this consolidation would lay a foundation for the creation of a full-service integrated data processing and servicing organization which may, more fully, reap the benefits of opportunities presented in the financial data processing market. Any of such acquisitions, if consummated, would be completed on terms based on a fairness opinion from an independent investment banker.

         Through their affiliate Century Financial Group, the Belair Group has referred an additional 300,000 existing accounts to the First Independent data processing and customer service base. In addition Century is generating approximately 4,000 new accounts weekly, which are also referred to First Independent. The existing accounts were previously processed by a large independent firm.

         The  Company  and  the  Belair  Group   regarding   the  above  related
transactions, have attempted to deal on terms that are competitive in the market and on the same terms that either party would deal with a third person.

         It is management's objective to resolve any conflicts of interest that may arise in favor of the Company. In addition, it recognizes failure to do so could result in fiduciary liability of management.


ITEM 8.  Description of Securities

Common Stock

         The Company is presently authorized to issue 50,000,000 shares of $.001 par value common stock. The Company had 2,500,000 shares of common stock outstanding which was adjusted pursuant to the Columbia Reverse Split to become 1,250,000 shares prior to the Acquisition.

         The holders of common stock of the Company are entitled to equal dividends and distributions per share with respect to the common stock when, as and if, declared by the board of directors from funds legally available therefor. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the board of directors.

Blank Check Preferred Stock

         The Company's articles of incorporation authorizes the issuance of up to 5,000,000 shares of $.001 par value preferred stock. The Company's board of directors shall have the power, without further action by the holders of common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in such one or more series as designated by the board of directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The board of directors effects a designation of each series of preferred stock by filing with the Delaware Secretary of State a certificate of designation defining the rights and preferences of each such series.

Documents so filed are matters of public record and may be examined in accordance with procedures of the Delaware Secretary of State, or copies thereof may be obtained from the Company.

                                 PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market for Common Stock

         The Company's common stock is currently eligible for quotation on the NASD Electronic Bulletin Board under the Symbol ("CLCK").

         During the last two years prior to the Acquisition there was no regular established trading market for the Company's common stock; however after the Acquisition on September 23, 1997, the bid-offer price has fluctuated $2.50 at $4.50 quoted on the Electronic Bulletin Board.

         As of the Acquisition date, the Company had 200 shareholders of record.


Description of Securities

         The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's certificate of incorporation and by-laws, copies of which will be furnished to shareholders upon written request therefor. See "Further Information."

Common Stock

         The Company is presently authorized to issue 50,000,000 shares of $.001 par value common stock. The Company had 2,500,000 shares of common stock outstanding which was adjusted pursuant to the Columbia Reverse Split to become 1,250,000 shares prior to the Acquisition.

         The holders of common stock of the Company are entitled to equal dividends and distributions per share with respect to the common stock when, as and if, declared by the board of directors from funds legally available therefor. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the board of directors.

Blank Check Preferred Stock

         The Company's articles of incorporation authorizes the issuance of up to 5,000,000 shares of $.001 par value preferred stock. The Company's board of directors shall have the power, without further action by the holders of common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in such one or more series as designated by the board of directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The board of directors effects a designation of each series of preferred stock by filing with the Delaware Secretary of State a certificate of designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Delaware Secretary of State, or copies thereof may be obtained from the Company.


Transfer Agent

         The transfer agent for the Company is Interwest Stock Transfer Co., Inc., 1981 East 4800 South, Salt Lake City, Utah 84117.


Annual Reports

         The Company intends to furnish annual reports to shareholders which will contain financial statements examined by independent certified public accountants and such other interim reports as the Company may determine.


Dividend Policy

         The Company has not paid any dividends on common stock to date and does not anticipate paying dividends on common stock in the foreseeable future. The Company intends for the foreseeable future to follow a policy of retaining all of its earnings, if any, to finance the development and expansion of its business.


Shares Eligible for Future Sale

         Upon   completion  of  the  Acquisition  the  Company  had  outstanding
12,500,000 share of common stock.

         Upon completion of the Acquisition, approximately 1,250,000 of the 12,500,000 outstanding shares held by the present shareholders of the Company were free trading shares or shares eligible for sale under Rule 144.

The shares issued to the FICI stockholders are "restricted securities" as that term is defined in Rule 144 promulgated under the Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities shares for a least one year, including persons who may be deemed "affiliates" of the Company, as that term is defined under the Act, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person who has not been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned his shares for at least one year, would be entitled under Rule 144 to see such shares without regard to any volume limitations under Rule 144.

         The sale, or availability for sale, of substantial amounts of common stock could adversely affect the market price of the common stock and could impair the Company's ability to raise additional capital through the sale of its equity securities or debt financing. The future availability of Rule 144 to the holders of restricted securities of the Company would be conditioned on, among other factors, the availability of certain public information concerning the Company.


Further Information

         Any shareholder or advisor and any perspective shareholder may, during normal business hours, contact Martin E. Janis & Company, Inc., at the address of 919 North Michigan Avenue, Chicago, Illinois 60611 (312) 943-1100 for further information. In addition management will seek to provide answers and such information to the extent possessed by management or obtainable by them without unreasonable effort or expense.


ITEM 2.  Legal Proceedings

         To the knowledge of management, there is no material litigation pending or threatened against the Company or FICI.


ITEM 3.  Changes in and Disagreements with Accountants

         With the acquisition of First Independent Computers Inc., the Company has elected to engage the professional services of Davis, Kinard & Co., P.C., 400 Pine, Suite 600, Abilene, Texas 79604, as their primary accountants. Davis, Kinard & Co., P.C. was the primary accounting firm for First Independent Computers Inc.

         There have been no disagreements with accountants.


ITEM 4.  Recent Sales of Unregistered Securities

         To the knowledge of management, there have been no securities sold within the past three years without registering the securities under the Securities Act.

ITEM 5.  Indemnification of Directors and Officers

         The Company has adopted provisions in its Articles of Incorporation which limit the liability of its officers and directors and provisions in its by-laws which provide for indemnification by the Company of its officers and directors to the full extent permitted by the Delaware corporate law. The
Company's Articles of Incorporation generally provides that its officers and directors shall have no personal liability to the Company or its stockholders for monetary damages for breaches of their fiduciary duties as officers or directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit the shareholders' ability to hold officers and directors liable for breaches of fiduciary duty.

         The Company may also adopt provisions in its by-laws which provide for indemnification to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with the Company to the maximum extent and under all circumstances permitted by law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                PART F/S

The following financial statements are provided:

- Consolidated Financial Statements of Columbia Capital Corp. as of and for the nine months ended September 30, 1997 (Unaudited)

- Consolidated Financial Statements of Columbia Capital Corp. as of and for the years ended December 31, 1996, and 1995, and from inception (February 5, 1993) to December 31, 1996 (Audited)

- Financial Statements for First Independent Computers, Inc. as of April 30, 1997, December 31, 1996 and 1995 and for the four months and years then ended (Audited)

                             COLUMBIA CAPITAL CORP.


                 CONSOLIDATED FINANCIAL STATEMENTS - (Unaudited)


                      Nine months ended September 30, 1997

                             COLUMBIA CAPITAL CORP.
                     Consolidated Balance Sheet (Unaudited)
                               September 30, 1997

                  ASSETS
Current assets
    Cash and cash equivalents ...............................        $  255,713
    Interest bearing deposits with banks ....................           102,578
    Accounts receivable trade, net ..........................           273,179
    Due from parent company .................................               --
    Prepaid expenses and other assets .......................           381,807
                                                                     -----------
           Total current assets .............................         1,013,277

Premises and equipment .........................................        322,395
    Less accumulated depreciation ..............................         26,380
           Net property and equipment ..........................        296,015

Other assets
    Deferred tax asset .........................................        323,369
    Investment in subsidiary ...................................           --
    Goodwill, net ..............................................        963,778
                                                                     -----------
           Total other assets ..................................      1,287,147

                Total assets ...................................     $2,596,439
                                                                     ===========

    LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
    Accrued expenses and other liabilities .....................     $  229,400
    Due to subsidiary ..........................................           --
    Notes payable ..............................................      1,300,000
                                                                     -----------
           Total liabilities ...................................      1,529,400

Shareholders' equity
    Preferred Stock - 5,000,000 shares
      authorized, no shares issued and outstanding .............           --
    Common stock - 50,000,000 shares
      authorized, 12,500,000 issued and outstanding ............         12,500
    Capital surplus ............................................      1,656,230
    Undivided loss subsidiary ..................................       (435,200)
    Retained earnings ..........................................       (166,491)
                                                                     -----------
           Total shareholders' equity ..........................      1,067,039

                Total liabilities and shareholders' equity .....     $2,596,439
                                                                     ===========


The accompanying notes are an integral part of these consolidated statements.

                             COLUMBIA CAPITAL CORP.
                    Consolidated Income Statement (Unaudited)
                      Nine Months Ended September 30, 1997


REVENUES
    Pride revenue ............................................      $   301,600
    Credit card revenue ......................................          406,281
    Banking revenue ..........................................          385,592
    Mail operating revenue ...................................           89,975
    Courier revenue ..........................................           40,825
    Other ....................................................           12,863
                                                                    -----------
           Total revenues ....................................        1,237,135

EXPENSES
    Salaries and employee benefits ...........................          831,152
    Auto lease ...............................................             --
    Auto maintenance .........................................            9,457
    Travel and entertainment .................................           37,401
    Equipment lease ..........................................          373,775
    Equipment maintenance ....................................          186,631
    Facilities rent ..........................................          101,694
    Facilities maintenance ...................................           10,707
    Depreciation .............................................           22,059
    Amortization of goodwill .................................           10,146
    Insurance ................................................           15,760
    Computer and office supplies .............................           78,802
    Postage and delivery fees ................................           12,480
    Telephone ................................................           36,181
    Professional and outside services ........................           18,746
    Taxes ....................................................           15,748
    Stockholder costs and fees ...............................              581
    Costs related to acquisition .............................          161,921
    Other operating ..........................................           77,176
                                                                    -----------
           Total expenses ....................................        2,000,417

OTHER INCOME (EXPENSE)
    Interest .................................................          (14,591)
    Nonrecurring .............................................          (24,432)
           Total other income (expense) ......................          (39,023)

INCOME BEFORE FEDERAL INCOME TAXES ...........................         (802,305)

PROVISION FOR FEDERAL INCOME TAXES
    Income tax benefit .......................................         (257,985)
                                                                    -----------
           Total provision for federal income taxes ..........         (257,985)
                                                                    -----------

NET LOSS .....................................................      $  (544,320)

NET LOSS PER SHARE ...........................................      $     (0.04)
                                                                    ===========


The accompanying notes are an integral part of these consolidated statements.

                             COLUMBIA CAPITAL CORP.
      Consolidated Statement of Changes in Shareholders' Equity (Unaudited)
                               September 30, 1997


                                                                          Undivided
                                               Common       Paid-In     Profit (loss)  Retained
                                               Stock        Capital       Subsidiary   Earnings        Total
BALANCES - December 31, 1996                $   2,500    $     66,230   $    -       $ (57,371)    $    11,359

    Reverse stock split                        (1,250)          1,250        -             -              -
    Acquisition of subsidiary                  11,250       1,588,750        -             -         1,600,000
    Net income                                   -               -       (435,200)    (109,120)       (544,320)
                                             --------     -----------   ---------    ---------     -----------

BALANCES - April 30, 1997                    $ 12,500     $ 1,656,230   $(435,200)   $(166,491)    $ 1,067,039
                                             ========     ===========   =========    =========     ===========


The accompanying notes are an integral part of these consolidated statements.



                             COLUMBIA CAPITAL CORP.
                Consolidated Statements of Cash Flows (Unaudited)
                      Nine Months Ended September 30, 1997



CASH FLOWS FROM OPERATING ACTIVITIES
      Net income ..............................................       $(544,320)
      Adjustments to reconcile net income to
         net cash provided by operations
              Depreciation and amortization ...................          32,205
         (Increase) decrease in
              Accounts receivable .............................         303,369
              Deposits and prepaid expenses ...................         (87,805)
              Other assets ....................................             484
         Increase (decrease) in
              Accruals and accounts payable ...................         (35,715)
              Deferred income taxes ...........................        (322,812)
Net cash used by operating activities .........................        (654,594)

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of fixed assets ................................         (96,755)
Net cash used by investing activities .........................         (96,755)

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from line of credit, net .......................         963,000
Net cash provided by financing activities .....................         963,000

NET INCREASE IN CASH AND CASH EQUIVALENTS .....................         211,651

Cash and cash equivalents at beginning of period ..............          44,062
                                                                      ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD ....................       $ 255,713
                                                                      =========

OTHER DISCLOSURES
      Interest paid ...........................................       $  14,591
      Taxes paid ..............................................          24,432


The accompanying notes are an integral part of these consolidated statements.

                             COLUMBIA CAPITAL CORP.
                          Notes to Financial Statements

NOTE 1:    Summary of Significant Accounting Policies

           Principles of Consolidation

           The consolidated financial statements include both the accounts of the Company and its wholly-owned subsidiary. Intercompany accounts and transactions have been eliminated.

           Organization

           Columbia Capital Corp. (the Company) was organized under the laws of the State of Delaware on February 5, 1993. It completed a private offering of its common stock in November 1993 (See Note 2).
           Central Capital Corp. (a former Subsidiary) was organized under the laws of the State of Delaware on February 5, 1993. Central Capital Corp. (a former Subsidiary) was organized under the laws of the State of Delaware on May 17, 1994. (See Note 3)


           First Independent Computers, Inc. (the Subsidiary) was incorporated on October 21, 1983, pursuant to the provisions of the Texas Business Corporation Act. The Subsidiary's business activities include the processing of credit card purchases for numerous businesses in various industries throughout the United States and data processing for various banks. (See Note 5)


           Cash and Cash Equivalents

           The Company considers investments with an original maturity of three months or less to be cash equivalents.

           Use of Estimates in the Preparation of Financial Statements

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

           Accounts Receivable

           The Company utilizes the allowance method for uncollectible accounts receivable. Management estimates the uncollectible accounts and provides for them in the allowance. The balance of the allowance for uncollectible accounts was $20,000 at September 30, 1997.

           Revenue Recognition

           The Company recognizes revenue when services have been provided to the customer.

           Property, Plant and Equipment

           Fixed assets of the Company are reported at historical cost. Depreciation and amortization on assets purchased are computed by the following methods and useful lives:

           Furniture and fixtures ......         Straight-line         5 years
           Electronic equipment ........         Straight-line         5-7 years
           Automobiles .................         Straight-line         3-5 years
           Office equipment ............         Straight-line         5 years
           Computer Software ...........         Straight-line         3 years

           Depreciation is computed using the straight line method over the estimated useful lives for financial statement purposes and an accelerated method of cost recovery over statutory recovery periods for tax purposes. Repairs and maintenance are expensed, whereas additions and improvements are capitalized.

           Prepaid Assets

           The Company has expenditures which benefit future periods which are recorded as prepaid assets or deferred costs and are amortized on a straight-line basis over the estimated or known period of benefit. Such prepaid assets and deferred costs include prepaid insurance, maintenance contracts, certain software licenses and supplies used in the normal operation of business.

           Federal Income Taxes

           Deferred tax assets and liabilities are recognized for deductible and taxable temporary differences respectively. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets may be reduced by a valuation allowance when and if, in the opinion of management, the tax asset will, in part or in all, not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

           Earnings Per Share

           The computation of earnings per share of common stock is based on the weighted average number of shares outstanding during the applicable period. The number of common shares has been retroactively adjusted to reflect the one for two reverse stock split which became effective on September 1, 1997.

NOTE 2:    Private Offerings of Common Stock

           The Company offered shares of its Common stock, $.001 par value, to a limited number qualified investors in 1993. The company sold 325,000 shares of common stock, at a price of $.20 per share for a total of $65,000. The investors subscribed to a minimum of 1,000 shares. There was no minimum offering amount and there was no escrow of any funds received from the offering and such funds were utilized by the Company as they were received. Proceeds from the offering were used to provide working capital to the Company.


NOTE 3: Disposition of Former Subsidiaries Central Capital Corp. and Hudson Resources, Inc.

           On February 28, 1997, the Company determined that its two subsidiary corporations, Central Capital Corp. and Hudson Resources, Inc. had no value and would hinder the Company in looking for an acquisition. Therefore, the two companies were sold to the Company's principal shareholder, Mr. Lynn Dixon for nominal value.

           For accounting purposes the Company has treated the sold subsidiaries as discontinued operations, effective February 28, 1997. The results of the subsidiaries have been reported separately as a component of discontinued operations in the income statement. The Company's investment in subsidiaries was sold for current book value of $1,361 recognizing no gain or loss. Details of the net assets and operations for the subsidiaries are presented below.

           Former Subsidiaries Assets and Liabilities:
                                                         February 28,
                                                             1997
                                                         -----------
           Cash                                          $     1,109
           Organization costs, net                               252
                                                         -----------
           Total Assets                                  $     1,361
                                                         ===========

           Common stock                                  $     5,000
           Contributed capital                                23,609
           Retained earnings                                 (27,248)
                                                         -----------

           Total Liabilities and Stockholder's Equity    $     1,361
                                                         ===========

           Subsidiaries Operations:

           Legal and professional                        $     1,400
           Amortization Expense                                   32
                                                         -----------
           Net loss related to discontinued operations   $    (1,432)
                                                         ===========

NOTE 4:    Amendment to the Company's Articles of Incorporation

           In a September 19, 1997 Certificate of Amendment to Certificate of Incorporation, the Company effectuated a 1 for 2 reverse stock split as to its shares of common stock outstanding as of September 1, 1997, which decreases said shares from 2,500,000 shares to 1,250,000 shares. The Certificate of Amendment also resolved that the Corporation shall, as amended, have the authority to issue fifty million (50,000,000) shares of common stock with par value of $.001 each, amounting in total to fifty thousand dollars ($50,000) and five million (5,000,000) shares of preferred stock with par value of $.001 each, amounting in total to five thousand dollars ($5,000). The board of directors is authorized, subject to limitations prescribed by law and the provisions of this Article, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

NOTE 5:    Acquisition of First Independent Computers Inc.

           On April 30, 1997 Mr. Glenn M. Gallant and Mr. Douglas R. Baetz purchased all of the issued and outstanding stock of First Independent Computers, Inc. then owned by Security Shares, Inc., a bank holding company. The transaction was accounted for by the purchase method of accounting. The excess of the total acquisition cost over the fair value of net assets acquired was recorded as goodwill and is being amortized over 40 years.

           On September 23, 1997 the Company acquired all of the common stock of FICI, a Texas corporation, for 11,250,000 restricted shares of the Company's common stock. The transaction gave Mr. Gallant and Mr. Baetz, having a controlling interest in FICI, a controlling interest in the Company. Therefore, the transaction has been accounted for in a manner similar to a pooling of interest. The consolidated Statement of Operations includes FICI's results of operations for the period May 1, 1997 through September 30, 1997.

           The following unaudited pro-forma consolidated results of operations assume that the above acquisitions occurred on January 1, 1997 and reflect the historical operations of the acquired business adjusted for amortization of goodwill.

                                                             Nine months ended
                                                             September 30, 1997
                                                             ------------------
                Net revenues                                     $ 1,237,135
                Net earnings (loss)                                 (552,436)
                Net earnings (loss) per share                    $      (.04)


           The pro-forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the acquisition actually occurred on January 1, 1997, or of results which may occur in the future.

NOTE 6:  Long Term Obligations Under Capital Leases and Operating Leases

           The Company, as of September 30, 1997, recognizes all of its current lease agreements as operating leases only and does not intend to capitalize on any options for the future purchase of such leased items. The leases are secured by the leased item. The following are future minimum payments for leased items for each of the next four years ending December 31, 2000. The minimum commitments under these noncancellable lease agreements as of September 30, 1997 are as follows:

                Remaining           1997                        $   141,550
                                    1998                            566,190
                                    1999                            270,690
                                    2000                            147,242
                                                                -----------

                                    Lease obligation            $ 1,125,672
                                                                ===========


NOTE 7:    Notes Payable to Shareholders

           Notes payable represent the assumption by the Company of loans made by stockholders Gallant and Baetz to First Independent Computers Inc. The loans were used primarily to provide working capital for the Subsidiary and to provide funds for capital expenditures in preparation of expected growth.


NOTE 8:    Income Taxes

           The Company files a consolidated federal income tax return. The income tax benefit as of September 30, 1997 is comprised of $323,369 of deferred federal income tax.

           The provision for income tax benefit, as a percentage of pretax earnings, differs from the statutory federal income tax rate at September 30, 1997 as follows:

           Statutory federal income tax rate                        34.00%
           Reduction in tax rate resulting from
              the amortization of goodwill which
              is non-deductible for income tax purposes             (1.26%)
           Other                                                    (0.58%)
                                                                    ------

           Effective income tax rate                                32.16%

           The tax effects of temporary differences that gave rise to a deferred tax asset as of September 30, 1997:

           Net operating loss                                   $   257,985
           Depreciation and amortization                             65,384
                                                                -----------

                Total deferred tax asset                        $   323,369
                                                                ===========

           The Company has determined that it is more likely than not that the net operating loss carryforward will be utilized; therefore, no valuation allowance has been provided.

           The Company has available at September 30, 1997 combined net operating loss carryforwards for Federal Income tax purposes of $574,325 which will expire as shown below.

                                    Year                            Amount

                                    2008                          $     804
                                    2009                              4,297
                                    2010                             21,545
                                    2011                              3,359
                                    2012                            534,174

                             COLUMBIA CAPITAL CORP.
                           (Development Stage Company)


                       CONSOLIDATED FINANCIAL STATEMENTS-
                                   (Unaudited)
                                      with
                          INDEPENDENT AUDITOR'S REPORT


                     Years ended December 31, 1996 and 1995

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors
COLUMBIA CAPITAL CORP.
Salt Lake City, Utah


I have audited the accompanying balance sheets of Columbia Capital Corp. (development stage company) as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Columbia Capital Corp. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 1, under Organization, the Company has been in the development stage since its inception. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements from inception (February 5, 1993) to December 31, 1996, were audited by me and in my audit I included an explanatory paragraph which described conditions that raised substantial doubt about the Company's ability to continue as a going concern in my report dated February 24, 1997, but, I have not performed any auditing procedures since that date.



                                             David T. Thompson, P.C.


Salt Lake City, Utah
February 24, 1997

                             COLUMBIA CAPITAL CORP.
                           (Development Stage Company)
                                 Balance Sheets
                 For the Years Ended December 31, 1996 and 1995



                                                                         December 31,       December 31,
                                                                             1996               1995
                                                                         -----------         ----------

           ASSETS

CURRENT ASSETS:
      Cash                                                               $     9,758         $   15,310
      Note receivable                                                           -                   -
      Net current assets of discontinued operations                            1,293              1,874
                                                                         -----------         ----------

           Total Current Assets                                               11,051             17,184
                                                                         -----------         ----------

OTHER ASSETS:
      Organization costs, less accumulated
       amortization of $1,594, $1,405 and $1,026                                 484                863
                                                                         -----------         ----------

TOTAL ASSETS                                                             $    11,535         $   18,047
                                                                         ===========         ==========


           LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                                                   $      -            $      -
      Franchise tax payable                                                      176                206
                                                                         -----------         ----------

           Total Current Liabilities                                             176                206
                                                                         -----------         ----------

STOCKHOLDERS' EQUITY
      Preferred stock; $.001 par value - 5,000,000 shares
        authorized, no shares issued and outstanding                            -                   -
      Common stock; $.001 par value - 50,000,000 shares
        authorized, 2,500,000 shares issued and outstanding
        all periods                                                            2,500              2,500
      Capital in excess of par value                                          66,230             66,230
      Deficit accumulated during the development stage                       (57,371)           (50,889)
                                                                         -----------         ----------

           Total Stockholders' Equity                                         11,359             17,841
                                                                         -----------         ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $    11,535         $   18,047
                                                                         ===========         ==========


The accompanying notes are an integral part of these consolidated statements.



                             COLUMBIA CAPITAL CORP.
                           (Development Stage Company)
                            Statements of Operations
               For the Years Ended December 31, 1996 and 1995 and
             From Inception (February 5, 1993) to December 31, 1994


                                                                                              Cumulative
                                                                                              During the
                                                        December 31,      December 31,        Development
                                                           1996              1995              Inception
                                                     ---------------   ----------------    ----------------
                                                                                              (Unaudited)
      REVENUE
           Interest income                           $          -      $          -        $            190
                                                     ---------------   ----------------    ----------------

      EXPENSES
           Stockholder costs and fees                          1,081                628               4,320
           Interest                                             -                  -                      7
           Legal and professional                              1,438             19,968              23,619
           Amortization expense                                  379                302               1,594
           Bank fees                                             284                259               1,125
           Office expense                                       -                   182                 378
           Franchise taxes                                       176                206               1,184
                                                     ---------------   ----------------    ----------------

                                                               3,358             21,545              32,227
                                                     ---------------   ----------------    ----------------

      NET INCOME (LOSS) FROM
       CONTINUING OPERATIONS                                  (3,358)           (21,545)            (32,037)

      DISCONTINUED OPERATIONS
        Net loss from discontinued operations                 (3,124)            (4,181)            (28,747)
                                                     ---------------   ----------------    ----------------


      NET INCOME (LOSS)                              $        (6,482)  $        (25,726)   $        (60,784)
                                                     ===============   ================    ================

      EARNINGS (LOSS) PER SHARE
                Continuing operations                $         (0.00)  $          (0.01)   $          (0.01)
                                                     ===============   ================    ================
                Discontinued operations              $         (0.00)  $          (0.00)   $          (0.01)
                                                     ===============   ================    ================


The accompanying notes are an integral part of these consolidated statements.



                             COLUMBIA CAPITAL CORP.
                           (Development Stage Company)
                        Statement of Stockholders' Equity
               For the Years Ended December 31, 1996 and 1995 and
             From Inception (February 5, 1993) to December 31, 1994



                                                                                                       Cumulative
                                                                                      Capital in       During the
                                                              Common Stock             Excess of       Development
                                                        Shares             Amount      Par Value          Stage
                                                     ----------            ------       --------        ---------
      BALANCE, December 31, 1994                      2,500,000             2,500         66,230          (25,163)

           Net loss for the year ended
            December 31, 1995                               -                 -              -            (25,726)
                                                     ----------            ------        -------         --------

      BALANCE, December 31, 1995                      2,500,000             2,500         66,230          (50,889)

           Net loss for the year ended
            December 31, 1996                               -                 -              -             (6,482)
                                                     ----------            ------        -------         --------

      BALANCE, December 31, 1996                      2,500,000             2,500         66,230          (57,371)



The accompanying notes are an integral part of these consolidated statements.


                             COLUMBIA CAPITAL CORP.
                           (Development Stage Company)
                            Statements of Cash Flows
               For the Years Ended December 31, 1996 and 1995 and
             From Inception (February 5, 1993) to December 31, 1994

                                                                                                      Cumulative
                                                                                                      During the
                                                                  December 31,      December 31,      Development
                                                                      1996             1995            Stage
                                                                 --------------   --------------   --------------
                                                                                                     (Unaudited)
INCREASE (DECREASE) IN CASH
CASH FLOWS FROM OPERATING ACTIVITIES
      Interest income                                            $         -      $         -      $          190
      Expenses                                                           (5,346)         (23,567)         (59,457)
      Franchise taxes paid                                                 (206)            (420)          (1,184)
      Organization Costs                                                   -                -              (1,889)
                                                                 --------------   --------------   --------------

         Net Cash (Used) by Operating Activities                         (5,552)         (23,987)         (62,340)
                                                                 --------------   --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES                                       -                -                -
                                                                 --------------   --------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES
      Sale of common stock                                                 -                -              77,500
      Direct costs of stock sale                                           -                -              (8,770)
                                                                 --------------   --------------   --------------

         Net Cash Flows Provided by Financing Activities                   -                -              68,730
                                                                 --------------   --------------   --------------

NET INCREASE (DECREASE) IN CASH                                          (5,552)         (23,987)           6,390
CASH - BEGINNING OF PERIOD                                               15,310           39 297             -
                                                                 --------------   --------------   --------------

CASH - END OF PERIOD                                             $        9,758   $       15,310   $        6,390
                                                                 --------------   --------------   --------------

RECONCILIATION OF NET INCOME (LOSS) TO NET
CASH PROVIDED (USED) BY OPERATING ACTIVITIES

NET INCOME (LOSS)                                                $       (6,482)  $      (25,726)  $      (60,784)
                                                                 --------------   --------------   --------------

Adjustments to reconcile net income (loss) to net
   cash provided (used) by operating activities
      Discontinued operations activities - net                              581            1,651             -
      Amortization of organization costs                                    379              302            1,594
      Change in assets and liabilities
        Note receivable                                                    -                -              (1,361)
        Organization costs                                                 -                -              (1,889)
        Accounts payable                                                   -                -                 100
        Franchise tax payable                                               (30)            (214)            -
                                                                 --------------   --------------   --------------

        Total Adjustments                                                   930            1,739           (1,556)
                                                                 --------------   --------------   --------------

NET CASH PROVIDED (USED) BY OPERATING
      ACTIVITIES                                                 $       (5,552)  $      (23,987)  $      (62,340)
                                                                 ==============   ==============   ==============


The accompanying notes are an integral part of these consolidated statements.



                             COLUMBIA CAPITAL CORP.
                           (Development Stage Company)
                          Notes to Financial Statements


NOTE 1:    Nature of Business and Summary of Significant Accounting Policies

     Organization

     Columbia Capital Corp. (the Company) was organized under the laws of the State of Delaware on February 5, 1993. It completed a private offering of its common stock in November 1993 (See Note 2). Central Capital Corp. (a former Subsidiary) was organized under the laws of the State of Delaware on February 5, 1993. Hudson Resources, Inc. (a former Subsidiary) was organized under the laws of the State of Delaware on May 17, 1994. Neither the Company nor its subsidiaries prior to disposition (See Note 6) have commenced or did commence planned principle operations. Further, the Company is considered a development stage company as defined in SFAS No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

     Organization Costs

     The Company is amortizing organization costs, which reflect amounts expended to organize the Company, over sixty (60) months using the straight-line method.

     Earnings Per Share

     The computation of earnings per share of common stock is based on the weighted average number of shares outstanding during the applicable period.

     Income Taxes

     Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Cash Equivalents

     For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents. During the periods ended December 31, 1996 and 1995 the Company did not have non cash investing and financing activities.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             COLUMBIA CAPITAL CORP.
                           (Development Stage Company)
                          Notes to Financial Statements


NOTE 2:    Private Offering of Common Stock

           The Company offered shares of its Common stock, $.001 par value, to a limited number of qualified investors in 1993. The company sold 325,000 shares of common stock, at a price of $.20 per share for a total of $65,000. The investors subscribed to a minimum of 1,000 shares. There was no minimum offering amount and there was no escrow of any funds received from the offering and such funds were utilized by the Company as they were received. Proceeds from the offering were used to provide working capital of the Company and in connection with the formation of the subsidiaries.


NOTE 3:    Related Party Transactions

           Office Space

           The Company has no operations or employees and therefore has no need for office space. The mailing address of the Company is provided without charge by an officer of the Company. Management of the Company estimate that such arrangements will be adequate for the foreseeable needs of the Company unless and until the Company participates in a business opportunity.

           Management Compensation

           Related parties participating in the management of the Company has not drawn nor accrued salaries for past services. Salaries to be paid to management of the Company in the future, if any, will be derived from operational income.

NOTE 4:    Distribution of Subsidiary Common Stock

           Central Capital Corp. (Central) was formed as a wholly-owned subsidiary of Columbia Capital Corp. (Company) through the issuance of 2,500,000 shares of common stock to the Company for $2,500. On May 17, 1994 Hudson Resources, Inc. (Hudson) was formed as a wholly-owned subsidiary of Columbia Capital Corp. through the issuance of 2,500,000 shares of common stock to the Company for $2,500. Central along with Hudson filed a registration statement through which it proposed to distribute to the shareholders of the Company 2,500,000 shares of Central's common stock and 2,500,000 shares of Hudson's common stock. The registration statement was subsequently withdrawn and the Company has no intent to distribute the shares of its subsidiaries to its shareholders. The costs of the registration attempt was paid for by Columbia Capital Corp.

NOTE 5:    Income Taxes

           For December 31, 1996 and 1995 the Company had no income tax liabilities or deferred tax liabilities. For tax purposes the Company has available at December 31, 1996 and 1995 combined net operating loss carryforwards for Federal Income tax purposes of approximately $30,005 and $26,646 which will expire as shown below.

     A combined valuation allowance of $4,501 and $3,997 has been established for those tax credits which are not expected to be realized for December 31, 1996 and 1995 respectively. The change in the allowance for each year was $504 and $3,232.


                      Year                         Amount
                      ----                       ---------
                      2008                       $     804
                      2009                       $   4,297
                      2010                       $  21,545
                      2011                       $   3,359



NOTE 6:    Disposition of Subsidiaries - Unaudited

     On February 28, 1997, the Company determined that its two subsidiary corporations, Hudson Resources, Inc. and Central Capital Corp. had no value and would hinder the Company in looking for an acquisition. Therefore, the two companies were sold to the Company's principal shareholder, Mr. Lynn Dixon for nominal value. For accounting purposes the Company has treated the sold subsidiaries as discontinued operations, effective February 28, 1997. The results of the subsidiaries have been reported separately as a component of discontinued operations in the statement of operations for the periods presented. Prior years consolidated financial statements have been restated to present the subsidiaries as discontinued operations. The Company's investment in subsidiaries was sold for $1,361 with no gain or loss. Details of the net assets and operations for the subsidiaries are presented below.


           Subsidiaries Assets and Liabilities:

                              February 28,       December 31,       December 31,
                                  1997               1996               1995
                               ---------          ----------         ----------
      Cash                     $   1,109          $    1,109         $    1,512
      Prepaid taxes                  -                   -                   22
      Organization costs, net        252                 284                440
      Franchise tax payable          -                  (100)              (100)
                               ---------          ----------         ----------

         Net assets            $   1,361          $    1,293         $    1,874
                               =========          ==========         ==========

           Subsidiaries Operations:

                              February 28,       December 31,      December 31,
                                 1997               1996               1995
                               ---------          ----------         ----------
      REVENUE                  $     -            $      -           $      -
                               ---------          ----------         ----------

      EXPENSES

       Stockholder costs
         and fees                    -                   478                250
       Interest                      -                   -                  -
       Legal and professional      1,400               2,390              3,170
       Amortization expense           32                 156                156
       Bank fees                     -                   -                  108
       Office expense                -                   -                  397
       Franchise taxes               -                   100                100
                               ---------          ----------         ----------

                                   1,432               3,124              4,181
                               ---------          ----------         ----------

       NET LOSS RELATED TO
       DISCONTINUED
       OPERATIONS              $  (1,432)         $   (3,124)        $   (4,181)
                               =========          ==========         ==========


NOTE 7:  Subsequent Event - Unaudited

           In July 1997, the Company entered into a letter of intent to acquire First Independent Computers, Inc. in exchange for common stock of the Company. The proposed transaction contemplates a 1 for 2 reverse split of the Company's outstanding common shares, the issuance of a controlling block of the Company's common shares, a change of management and related matters.

                                FIRST INDEPENDENT
                                 COMPUTERS, INC.


                              FINANCIAL STATEMENTS
                                       and
                              REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS


                        Four months ended April 30, 1997
                                       and
                     Years ended December 31, 1996 and 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
First Independent Computers, Inc.

We have audited the accompanying balance sheets of First Independent Computers, Inc. (a Texas corporation) as of April 30, 1997, December 31, 1996 and 1995, and the related statements of income, changes in shareholders' equity, and cash flows for the periods then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Independent Computers, Inc. as of April 30, 1997, December 31, 1996 and 1995, and results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.




                                                 DAVIS, KINARD & CO., P.C.



June 27, 1997
Abilene, Texas

                        FIRST INDEPENDENT COMPUTERS, INC.
                                 Balance Sheets
                      Four Months Ended April 30, 1997 and
                     Years Ended December 31, 1996 and 1995



                                                                         April 30,
                                                                           1997           1996              1995
                                                                       -----------     -----------      -----------
           ASSETS

Current assets
      Cash and cash equivalents                                        $    34,304     $      -         $    36,767
      Interest bearing deposits with banks                                 102,578         100,000          100,000
      Accounts receivable, net                                             576,548         715,618          588,835
      Prepaid expenses and other assets                                    226,627         187,551          158,189
                                                                       -----------     -----------      -----------
           Total Current Assets                                            940,057       1,003,169          883,792

Premises and equipment                                                     911,428         960,372          719,594
      Less accumulated depreciation                                        492,334         615,168          504,820
                                                                       -----------     -----------      -----------
           Net property and equipment                                      419,094         345,204          214,774

Other assets
      Non-compete agreement, net of amortization                              -               -               2,542
      Deposits                                                               2,563           2,563            2,563
                                                                       -----------     -----------      -----------
           Total other assets                                                2,563           2,563           5 ,105
                                                                       -----------     -----------      -----------

                  Total assets                                         $ 1,361,714     $ 1,350,936      $ 1,103,670
                                                                       ===========     ===========      ===========

           LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
      Bank overdraft                                                   $      -        $    31,557      $      -
      Accrued expenses and other liabilities                               273,669         440,300          464,072
      Notes payable                                                        337,000         131,420           43,739
                                                                       -----------     -----------      -----------
           Total liabilities                                               610,669         603,277          507,811

Shareholders's equity
      Common stock - 1,000 shares
        authorized, issued and outstanding                                   1,000           1,000            1,000
      Capital surplus                                                      497,500         497,500          497,500
      Retained earnings                                                    252,545         249,159           97,360
                                                                       -----------     -----------      -----------
           Total shareholders' equity                                      751,045         747,659          595,860
                                                                       -----------     -----------      -----------

                  Total liabilities and shareholders' equity           $ 1,361,714     $ 1,350,936      $ 1,103,670
                                                                       ===========     ===========      ===========


The accompanying notes are an integral part of these consolidated statements.



                        FIRST INDEPENDENT COMPUTERS, INC.
                                Income Statements
                      Four Months Ended April 30, 1997 and
                     Years Ended December 31, 1996 and 1995


                                                                       April 30,
                                                                         1997            1996              1995
                                                                     ------------    ------------      -----------
REVENUES
      Pride revenue                                                  $    263,900    $    804,000      $   828,763
      Credit card revenue                                                 639,700       1,955,911          942,522
      Banking revenue                                                     316,115         927,747          830,615
      Mail operations revenue                                              96,670         292,074          105,659
      Courier revenue                                                      31,900          86,050           66,747
      Other                                                                13,908          62,803          121,600
                                                                     ------------    ------------      -----------
           Total revenues                                               1,362,192       4,128,586        2,895,905

EXPENSES
      Salaries and employee benefits                                      578,820       1,644,534        1,450,631
      Auto lease                                                             -               -               6,780
      Auto maintenance                                                      8,060          25,171           25,782
      Equipment lease                                                     288,683         855,156          329,190
      Equipment maintenance                                               148,209         473,066          409,143
      Facilities rent                                                      48,400         138,200          103,200
      Facilities maintenance                                                  904           1,243            4,121
      Depreciation and amortization                                        30,223         111,447          116,658
      Travel and entertainment                                             22,589          46,581           29,158
      Insurance                                                            12,209          37,550           27,673
      Computer and office supplies                                         92,971         279,157          247,019
      Postage and delivery fees                                            20,687          28,473           99,647
      Telephone                                                            45,240         143,986          104,300
      Professional and outside services                                    30,422          79,866          116,299
      Taxes                                                                12,515          30,683            5,778
      Other operating                                                      10,867          25,902           20,584
                                                                     ------------    ------------      -----------
           Total expenses                                               1,350,798       3,921,014        3,095,964

OTHER INCOME (EXPENSE)
      Interest                                                             (6,263)        (15,684)         (11,116)
                                                                                                       -----------
      Nonrecurring                                                           -             23,971          (14,982)
                                                                     ------------    ------------      -----------
           Total other income (expense)                                    (6,263)          8,287          (26,098)
                                                                     ------------    ------------      -----------

INCOME BEFORE FEDERAL INCOME TAXES                                          5,131         215,859         (226,157)

PROVISION FOR FEDERAL INCOME TAXES
      Income tax expense (benefit)                                          1,745          64,060          (69,365)
                                                                     ------------    ------------      -----------
           Total provision for federal income taxes                         1,745          64,060          (69,365)
                                                                     ------------    ------------      -----------

NET INCOME                                                           $      3,386    $    151,799      $  (156,793)
                                                                     ============    ============      ===========


The accompanying notes are an integral part of these consolidated statements.


                        FIRST INDEPENDENT COMPUTERS, INC.
                  Statements of Changes in Shareholders' Equity
                      Four Months Ended April 30, 1997 and
                     Years Ended December 31, 1996 and 1995



                                                       Common         Paid-In        Retained
                                                       Stock          Capital        Earnings           Total
                                                  --------------  --------------  -------------    --------------
      BALANCES - December 31, 1994                $        1,000  $      197,500  $     254,153    $      452,653

           Shareholder contribution                         -            300,000           -              300,000

           Net income                                       -               -          (156,793)         (156,793)
                                                  --------------  --------------  --------------   --------------

      BALANCES - December 31, 1995                         1,000         497,500          97,360          595,860

           Net income                                       -               -            151,799          151,799
                                                  --------------  --------------  --------------   --------------

      BALANCES - December 31, 1996                         1,000         497,500         249,159          747,659

           Net income                                       -               -              3,386            3,386
                                                  --------------  --------------  --------------   --------------

      BALANCES - April 30, 1997                   $        1,000  $      497,500  $      252,545   $      751,045
                                                  ==============  ==============  ==============   ==============



The accompanying notes are an integral part of these consolidated statements.



                        FIRST INDEPENDENT COMPUTERS, INC.
                            Statements of Cash Flows
                      Four Months Ended April 30, 1997 and
                     Years Ended December 31, 1996 and 1995


                                                                       April 30,
                                                                         1997            1996              1995
                                                                    -------------   -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                                    $       3,386   $     151,799    $    (156,793)
      Adjustments to reconcile net income to
         net cash provided by operations
              Depreciation and amortization                                30,224         111,447          116,658
         (Increase) decrease in
              Accounts receivable                                         139,070        (126,783)        (408,890)
              Deposits and prepaid expenses                               (39,076)        (29,362)         (89,597)
              Other assets                                                   -               -              (1,463)
         Increase (decrease) in
              Accruals and accounts payable                              (166,631)        (23,772)         358,743
              Accrued income taxes                                           -               -              (1,583)
                                                                    -------------   -------------    -------------
Net cash provided (used) by operating activities                          (33,028)         83,330         (182,925)

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of fixed assets                                           (104,114)       (239,335)         (68,564)
      Investment in interest bearing deposit                               (2,578)           -            (100,000)
                                                                    -------------   -------------    -------------
Net cash used by investing activities                                    (106,692)       (239,335)        (168,564)

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from line of credit, net                                   205,580          87,681             -
      Payments on short-term debt, net                                       -               -             (35,921)
      Shareholder contribution                                               -               -             300,000
      Change in bank overdraft                                            (31,557)         31,557             -
                                                                    -------------   -------------    -------------
Net cash used by financing activities                                     174,023         119,238          264,079
                                                                    -------------   -------------    -------------

NET INCREASE (DECREASE) IN
      CASH AND CASH EQUIVALENTS                                            34,304         (36,768)         (87,410)

Cash and cash equivalents at beginning of year                               -             36,767          124,178
                                                                    -------------   -------------    -------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                            $      34,304   $        -       $      36,767
                                                                    =============   =============    =============

OTHER DISCLOSURES
      Interest paid                                                 $       6,263   $      15,684    $      11,116
      Taxes paid                                                           12,515          30,683            5,778



The accompanying notes are an integral part of these consolidated statements.



                        FIRST INDEPENDENT COMPUTERS, INC.
                          Notes to Financial Statements

NOTE 1:    Summary of Significant Accounting Policies

           Organization

           First Independent Computers, Inc. (The Company) was incorporated on October 21, 1983, pursuant to the provisions of the Texas Business Corporation Act. The Corporation was authorized to issue 1,000 shares of no par value, Common Stock.

           First Independent Computers Inc.'s business activity includes the processing of credit card purchases for numerous businesses in various industries throughout the United States and data processing for various banks.

           The shareholders of First Independent Computers, Inc. entered into an agreement with Security Shares, Inc. to exchange First Independent Computers, Inc. shares for common shares of Security Shares, Inc. The exchange was effective with the close of business on May 31, 1994. The exchange is for all of the issued and outstanding shares of First Independent Computers, Inc. Security Shares, Inc. entered into a purchase/sale agreement with Glenn M. Gallant and Douglas R. Baetz for the purchase of all of First Independent Computers, Inc.'s issued and outstanding stock currently owned by Security Shares, Inc. The sale was to be effective with the close of business on April 30, 1997.

           Cash and Cash Equivalents

           The Company considers investments with an original maturity of three months or less to be cash equivalents.

           Use of Estimates in the Preparation of Financial Statements

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

           Accounts Receivable

           The Company does not utilize the allowance method for uncollectible accounts receivable. If management determines that a receivable is potentially uncollectible, a liability is recorded to account for the potential loss. The balance of the liability account related to potentially uncollectible accounts was $20,000 at April 30, 1997.

           Revenue Recognition

           The Company recognizes revenue when services have been provided to the customer.

           Property, Plant and Equipment

           Fixed assets of the Company are reported at historical cost. Depreciation and amortization on assets purchased are computed by the following methods and useful lives:

                Furniture and fixtures     Straight-line                5 years
                Electronic equipment       Straight-line              5-7 years
                Automobiles                Straight-line              3-5 years
                Office equipment           Straight-line                5 years
                Computer Software          Straight-line                3 years

           Depreciation is computed using the straight line method over the estimated useful lives for book purposes and an accelerated method of cost recovery over statutory recovery periods for tax purposes. Repairs and maintenance are expensed, whereas additions and improvements are capitalized.

           Prepaid Assets

           The Company has expenditures which benefit future periods which are recorded as prepaid assets or deferred costs and are amortized on a straight-line basis over the estimated or known period of benefit. Such prepaid assets and deferred costs include prepaid insurance, maintenance contracts, certain software licenses and supplies used in the normal operation of business.

           Federal Income Taxes

           The Company has recorded deferred taxes due to the differences in recording depreciation and amortization related to fixed assets for tax and financial statement purposes.


NOTE 2:    Long Term Obligations Under Capital Leases and Operating Leases

           The Company acquired computer software under a capital lease. The liability for the capital lease was recorded as a note payable. The book value of this software included in Property and Equipment - Software at December 31, 1996 and 1995, is as follows:

                                                 1996             1995
                                               ---------       ----------

                Cost                          $  157,784       $  157,784

                Accumulated Depreciation        (157,784)        (126,227)
                                              ----------       ----------

                Net Book Value                $     -          $   31,557
                                              ==========       ==========

NOTE 2:  Long Term Obligations Under Capital Leases and Operating Leases
         - continued

           The afore mentioned software recorded under capital lease was replaced and written off the Company's books as of 04/30/97. The
           Company, as of 4/30/97, recognizes all of its current lease agreements as operating leases only and does not intend to capitalize on any options for the future purchase of such leased items. The following are future minimum payments for leased items for each of the next four years ending December 31, 2000. The leases are secured by the lease item. The minimum commitments under noncancellable lease agreements as of April 30, 1997 are as follows:


                Remaining           1997                      $   377,460
                                    1998                          566,190
                                    1999                          270,690
                                    2000                          147,242
                                                              -----------

                                    Lease Obligation          $ 1,361,582
                                                              ===========


NOTE 3:    Notes Payable

           Notes payable consisted of the following at April 30, 1997, December 31, 1996 and 1995:


                                                                               1997         1996           1995
                                                                            ----------   -----------    ----------
The company purchased software under a capital lease and recorded the liability  as a note  payable  dated  12/13/91 to IBM in the original amount of  $157,783.52  at 16.29%,  principal  and interest due in 60
monthly installments starting 2/01/92.                                      $     -      $     1,420    $   43,739

A revolving  line of credit dated  5/24/96 to The Peoples State Bank, commitment of $250,000 at 9.25%, due on demand with final maturity at
5/24/97.  The note is secured by accounts receivable.                           70,000       130,000          -

A note payable dated 3/31/97 to The Peoples State Bank
in the original amount of $267,000 at 8.5%, principal and
interest due on demand with final maturity at 6/30/97.  The
note is secured by a guarantee from Security State Bank.                       267,000          -             -
                                                                            ----------   -----------    ----------

           Total notes payable                                               $  337,000  $   131,420   $    43,739
                                                                              =========   ==========    ==========

All notes payable balances were paid as of 5/31/97, resulting in a notes payable balance of $ 0 at 5/31/97.



NOTE 4:  Related Party Transactions

           During the period January 1 through December 31, 1995, the Company recorded revenues of $924,499 billed to Security State Bank (balance due at December 31, 1995 of $130,845), a related party.

           During the period January 1 through December 31, 1996, the Company recorded revenues of $1,245,119 billed to Security State Bank (balance due at December 31, 1996 of $128,629), a related party.

           During the period January 1 through April 30, 1997, the Company recorded revenues of $405,619 billed to Security State Bank (balance due at April 30, 1997 of $104,296), a related party.

           In addition, the Company leases its office space from Security State Bank. Facilities Rent expense was $8,600 per month ($103,200 for the period of January 1 to December 31, 1995), and for $11,517 per month ($138,200 for the period of January 1 to December 31, 1996), and for $12,100 per month ($48,400 for the period of January 1 to April 30, 1997).


NOTE 5:    Income Taxes

           The  tax  effects  of  temporary   differences   that  give  rise  to
           significant portions of the deferred tax liabilities as of April 30, 1997, December 31, 1996 and 1995 are as follows:


                                                               1997           1996            1995
                                                            -----------    -----------     ----------

           Depreciation and amortization                    $    30,223    $   111,447     $  116,658
                                                            -----------    -----------     ----------

                                                            $    30,223    $   111,447     $  116,658
                                                            ===========    ===========     ==========



NOTE 6:    Concentration Risk

           During the period January 1 through December 31, 1995, the Company recorded revenues of $828,763 billed to Pride Refining, Inc. (balance due at December 31, 1995 of $59,991), a non-related party, and $619,662 billed to Clark Refining, Inc. (balance due at December 31, 1995 of $235,702), a non-related party.

           During the period January 1 through December 31, 1996, the Company recorded revenues of $804,000 billed to Pride Refining, Inc. (balance due at December 31, 1996 of $61,469), a non-related party, and $1,396,244 billed to Clark Refining, Inc. (balance due at December 31, 1996 of $98,705), a non-related party.

           During the period January 1 through April 30, 1997, the Company recorded revenues of $263,900 billed to Pride Refining, Inc. (balance due at April 30, 1997 of $62,310), a non-related party, and $408,831 billed to Clark Refining, Inc. (balance due at April 30, 1997 of $515), a non-related party.


NOTE 7:    Subsequent Events

           As of May 1, 1997, 100% of the Company's issued and outstanding stock was purchased by Glenn M. Gallant and Douglas R. Baetz from Security Shares, Inc.

           On May 5, 1997, the Company's note payable of $267,000 with accrued interest to date was paid in full.

           On May 24, 1997, the Company's outstanding note payable balance of $30,000 with accrued interest to date was paid in full.

           On May 31, 1997, the Company recorded additional paid in capital of $250,000 resulting from a cash deposit made by Glenn M. Gallant and Douglas R. Baetz.

           At June 30, 1997 the Company's contract, to provide credit card processing for Clark Refining, Inc., expired. Clark has indicated that the contract will not be renewed.

           The Company has renewed it's lease agreement with Security State Bank effective August 1, 1997. The new lease agreement is for a period of two (2) years consisting of 52,248 square foot of office and parking space under lease. Total monthly rent, due in advance on the first day of each month, beginning August 1, 1997, will be $33,447. The total annual facilities rent expense under the new lease agreement will be $401,364.

                                   SIGNATURES
                                   ----------

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Columbia Capital Corp.
(Registrant)


By:/S/ KENNETH A. KLOTZ                          By:/S/ OLAN BEARD
   -------------------------                        ----------------------------
    KENNETH A. KLOTZ,                                OLAN BEARD,
      President and Director                         Vice President and Director


Date: December 31, 1997


      Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



NAME                                         TITLE                 DATE
----                                        --------          -----------------


/S/ DOUGLAS R. BAETZ                        Director          December 31, 1997
------------------------------
Douglas R. Baetz


/S/ OLAN BEARD                              Director          December 31, 1997
------------------------------
Olan Beard


/S/ GLENN M. GALLANT                        Director          December 31, 1997
------------------------------
Glenn M. Gallant


/S/ KENNETH A. KLOTZ                        Director          December 31, 1997
------------------------------
Kenneth A. Klotz


/S/ CHARLES LAMONTAGNE                      Director          December 31, 1997
------------------------------
Charles LaMontagne